July 17, 2012

VIA EDGAR TRANSMISSION

Kevin C. Ruppert
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:           Starboard Investment Trust, File Nos. 333-159484 and 811-22298

Ladies and Gentlemen:

On behalf of the Starboard Investment Trust (the "Trust"), the purpose of this letter is to respond to the additional comments you provided to me during our telephone conversation on July 17, 2012, with respect to the filing of an amendment to the registration statement of the Trust under Rule 485(a) of the Securities Act of 1933, as amended (the “Initial Filing”), in connection with the Arin Large Cap Theta Fund, a newly organized series of the Trust (the “Fund”).  Your comments are set forth below and each is followed by the Trust's response.

General

Comment:
Please confirm that Arin Risk Advisors, LLC, the investment adviser to the Fund (the “Adviser”), is appropriately registered as an investment adviser with the Securities and Exchange Commission (the “Commission”).

Response:	The Adviser currently is registered as an investment adviser with the Commission. Please refer to SEC File No. 801-70598.

Prospectus

Comment:
Please confirm whether or not the estimated expense ratio included in the fee table of the Fund (the “Fee Table”) includes a good faith estimate as to any anticipated dividend or other expenses associated with short sales.  Similarly, please confirm that the expense ratio included in the Fee Table includes a good faith estimate as to any interest expenses or other costs of leverage that the Fund may incur in pursuing its stated investment strategy.

Response:
The estimated expense ratio in the Fee Table reflects the good faith estimate of the Fund, based upon the investment strategy of the Fund, of expenses associated with short sales, as well as interest and other expenses that the Fund may incur in connection with the use of leverage.  As a practical matter, the Adviser does not anticipate taking many short positions or otherwise engage in short selling in the ordinary course of managing the Fund, nor does the Adviser anticipate utilizing leverage in pursuit of the Fund’s investment objective.  Thus, any expenses associated with such investment strategies are anticipated to be de minimis.

* * * * *

The Trust hereby acknowledges that: (i) the Trust is responsible for the adequacy and the accuracy of the disclosure in filings related to the matters addressed in this letter; (ii) comments of the staff of the Commission (the “Staff”) or changes to disclosure in response to Staff comments in the filings reviewed by the SEC staff do not foreclose the Commission from taking any action with respect to such filings; and (iii) the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws.

Please call the undersigned at 202.973.2735 with any questions concerning the foregoing.

Sincerely yours,

/s/ Terrence Davis
Terrence Davis

July 17, 2012

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission
Public Filing Desk
100 F Street, N.E.
Washington, D.C. 20549

Re:          Starboard Investment Trust, File Nos. 333-159484 and 811-22298
SEC Accession No. 0001464413-12-000080

Ladies and Gentlemen:

On July 12, 2012, Starboard Investment Trust (the “Registrant”) filed Post-Effective Amendment No. 67 to the Trust’s Registration Statement (the “Amendment") on Form N-1A, pursuant to the requirements of the Securities Act of 1933, as amended (the “1933 Act”).  The purpose of the Amendment was to respond to comments of the Staff of the Securities and Exchange Commission in connection with the registration of the Arin Large Cap Theta Fund, a newly organized series of the Registrant.

Pursuant to Rule 461 under the 1933 Act, Registrant and Capital Investment Group, Inc., the Fund’s distributor, hereby request that the Commission accelerate the effective date of the Amendment to July 19, 2012, or the earliest practicable date thereafter.

If you have any questions concerning this request please contact Terrence O. Davis at 202.973.2735.

Capital Investment Group, Inc.	Starboard Investment Trust

By: /s/ Richard K. Bryant	By: /s/ A. Vason Hamrick, IV
Name: Richard K. Bryant	Name: A. Vason Hamrick, IV
Title: President	Title: Secretary

cc:           Kevin C. Ruppert